

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2021

Ojan Mobedshahi
Principal Financial Officer
East Bay Permanent Real Estate Cooperative
1428 Franklin St.
Oakland, California 94612

> **Re: East Bay Permanent Real Estate Cooperative**
> **Post Qualification Amendment on Form 1-A**
> **Filed August 10, 2021**
> **File No. 024-11277**

Dear Mr. Mobedshahi:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction